

Mail Stop 3561

May 17, 2018

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

> **Re: Airborne Wireless Network**
> **Amendment 9 to Registration Statement on Form S-1**
> **Filed May 14, 2018**
> **File No. 333-220295**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2018 letter.

Calculation of Registration Fee

1. We reviewed the revisions to your disclosure in response to comment 1. However, it still appears that you used an exercise price equal to 100% of the public offering price or $2,160,000 in calculating the proposed maximum aggregate offering price for shares of Series A convertible preferred stock issuable upon the exercise of the warrants included in the underwriter's units rather than 110% of the public offering price as described in footnote (5). As previously requested, please revise or advise if our understanding is not correct.

Prospectus Cover Page

2. We note your response to prior comment 3. Please revise your prospectus cover page to quantify the number of shares of common stock that you are registering in connection with the conversion of the Series A Convertible Preferred Stock. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 213.01 and 213.02 for guidance.

The Offering, page 4

3. Please provide a schedule that illustrates how you calculated the 162,683,130 common stock outstanding after the offering, including shares of common stock underlying the shares of Series A convertible preferred stock and the warrants. Please also show us how you calculated the estimated 64,036,946 common stock issuable in this offering as a result of the conversion of the shares of Series A convertible preferred stock included in the units and the conversion of the Series A convertible preferred stock issuable upon exercise of the warrants included in the units. We may have further comment.

Capitalization, page 22

4. We reviewed your response to comment 7 and the revisions to your disclosure. It does not appear that you considered the underwriting discounts of $720,000 that should also be offset against the proceeds in the offering and reflected in the as adjusted amounts as described in the last paragraph on page 22. Please revise.

5. We note that the 112,683,130 as adjusted common shares outstanding at February 28, 2018 presented in the capitalization table differs from the 162,329,750 common shares outstanding after this offering disclosed on page 4 and used to calculate the dilution amounts presented on page 24. We believe the as adjusted common shares presented in the capitalization table should reconcile to the common shares outstanding after the offering presented on page 4 and used to calculate the dilution amounts since the warrants sold in this offering are immediately exercised and the underlying shares of Series A convertible preferred stock are immediately converted by the holder into common stock as described in footnote (3) on page 5. Please revise. In doing so, please also consider how to reflect the 1,701,254 shares issued pursuant to anti-dilution rights granted to Air Lease Corporation and Jet Midwest Group, LLC included in the common shares outstanding after the offering as described in footnote (2) on page 5, but not included in the as adjusted common shares outstanding in the capitalization table at February 28, 2018.

6. You state in footnote (2) that on an as adjusted basis the warrants sold in this offering have not been exercised which is not consistent with your disclosure in footnote (3) on page 5. Please revise the inconsistency in your disclosure. Similar revisions should be made in the first paragraph on page 25 and elsewhere in your preliminary prospectus.

Dilution, page 24

7. We reviewed your response to comment 8 and the revisions to your disclosure. However, the as adjusted net tangible book value of ($1,591,786) at February 28, 2018 presented under dilution does not reconcile to the as adjusted net tangible book value of ($2,171,873) presented in the capitalization table on page 23. We believe these amounts should agree. Please revise.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products